November 25, 2013

Ms. Mary Beth Breslin

Senior Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

SGH Holdco, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed November 13, 2013

File No. 333-191685

Signature Group Holdings, Inc.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Filed November 13, 2013

File No. 001-08007

Dear Ms. Breslin:

Set forth below are responses to the comments that were provided by the Staff of the Division of Corporation Finance (the “Staff”) to our clients SGH Holdco, Inc. (“Holdings”) and Signature Group Holdings, Inc. (the “Company”) by your letter dated November 21, 2013 (the “Comment Letter”), regarding the above-referenced Holdings Amendment No. 1 to Registration Statement on Form S-4 (the “Form S-4”) and the Company’s Form 10-Q for the quarterly period ended September 30, 2013 (the “Form 10-Q”).

The text of each comment in the Comment Letter is included in the responses of Holdings and the Company for your reference. The references in the captions below to “Comment” correspond to the numbered paragraphs of the Comment Letter.

In addition to the responses to the Commission’s comments, concurrently with the filing of this letter, Holdings will file Amendment No. 2 to the Registration Statement on Form S-4 (the “Amended Form S-4”) reflecting the Commission’s requested edits.

Form S-4

Exhibit 5.1

Comment 1. Please note that limitations on reliance in legality opinions are inappropriate. Please revise the first sentence of the last paragraph of this exhibit accordingly. For guidance, please refer to Section II.B.3.d of Staff Legal Bulletin No. 19 (October 14, 2011).

Response: We will revise the first sentence of the last paragraph to read as follows:

This opinion is for your benefit in connection with the Registration Statement and may be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of the Act.

Form 10-Q for Quarter Ended September 30, 2013

Comment 2. We note your response to prior comment 13 regarding your presentation of Cosmed as discontinued operations. In light of the current situation whereby you are considering a number of strategic alternatives, including re-branding the IP, explain to us how you have evaluated whether you continue to meet the requirements of FASB ASC 360-10-45-9 for classification of these amounts as discontinued operations as of September 30, 2013. In this regard, please clarify whether you are currently actively marketing the assets for sale.

Response: The Company respectfully submits that, because each of the factors under FASB ASC 360-10-45-9 were met as of September 30, 2013, it was appropriate to continue to classify Cosmed as a discontinued operation. Each of the factors is analyzed in turn, including the requirement to be actively marketing the sale of Cosmed at September 30, 2013:

1. Management committed to a plan to sell Cosmed, having been granted the authority by the Board. In the fourth quarter of 2012, after receiving an offer for Cosmed, the Board of Directors of the Company (“Board”) considered whether Cosmed should be classified as a discontinued operation. The Board, after determining that Cosmed’s on-going operations would be ceased, delegated to the Company’s management the authority to sell Cosmed, and agreed to the treatment of Cosmed’s assets and operations as a discontinued operation in the Company’s consolidated financial statements. Management has not recommended that the Board reconsider or change the decision to sell Cosmed (or change the classification as a discontinued operation), and the Board has not done so. As a matter of Company policy, and what the Company believes to be sound corporate governance and practice, it will be for the Board to make any changes in the decision to sell Cosmed.

Having been directed by the Board, management committed to a plan to sell Cosmed. Management decided not to hire an external investment banker or other third party professionals to market Cosmed for sale, believing that the transaction costs associated with such outside professionals would have been very material and significant relative to the potential consideration realized from a sale of Cosmed. Management instead chose to use its internal team to generate potential buyers. In the second quarter of 2013, a proposal emerged, and the Company engaged in extensive negotiations with a potential buyer.

As previously stated to the Commission, Craig T. Bouchard, in June 2013 and shortly after becoming Chairman and Chief Executive Officer of the Company, reviewed the proposal that had been received for Cosmed. Mr. Bouchard was briefed on the business by his senior management team about all assets of the Company, including Cosmed, and preliminarily determined that the proposal on the table for Cosmed, which was not a cash offer, and required an ongoing minority ownership interest by the Company, involved financial and image risks and uncertainties potentially not in the best interest of the Company. At that time Cosmed had no revenues, was losing money monthly, and had accumulated $3 million of debt primarily due to the parent company. Mr. Bouchard also immediately decided that further cost cutting was necessary at Cosmed because the intangible assets were the only assets he felt would be desired by potential third parties. The Company, accordingly, terminated the employment of the Cosmed leadership team shortly after Mr. Bouchard became the CEO, terminated the lease for Cosmed’s business operations, and continued prior management’s decision not to generate new inventory, or engage in any product selling or marketing. Mr. Bouchard directed that the Company engage a new employee for the express purpose of reviewing Cosmed’s business and potential prospects.

The Company simultaneously continued to explore a sale of the business using its internal resources and network. During the third quarter, for example, management received and considered entering into a finder’s fee agreement pursuant to which a finder proposed to deliver a potential buyer to the Company for the acquisition of Cosmed. In the fourth quarter, the Company’s management identified another potential buyer that operates medical spas in California and distributes anti-aging skin care products in Asia, with which the Company initiated preliminary discussions in November 2013.

As of the date of this Response, the status quo is and remains to sell or otherwise dispose of Cosmed. Management has not formed a judgment at this time to adjust the status quo, and accordingly has not recommended that the Board change the agreed-upon plan.

2. Cosmed is available for immediate sale in its present condition subject only to usual and customary terms. Cosmed is available for sale in its present condition, subject only to usual and customary terms for a transaction of comparable assets and liabilities, size and complexity.

3. Active program to locate a buyer initiated. As described above, an active program to locate a buyer for Cosmed was initiated and, as further described above, that process continues. The Company continues to seek to sell Cosmed using internal resources given the economics of third party professionals described above and the Company’s current estimation of the value of the business and its assets. In the third quarter, for example, management received a third party proposal to enter into a finder’s fee agreement. The finder proposed to introduce the Company to a “substantial prospective buyer” interested in skin care products. Management considered whether to enter into this agreement consistent with its marketing program in light of the proposed economic terms for the finder and other important matters. Currently management is having preliminary discussions with the potential buyer described above in paragraph 1.

4. Sale of Cosmed within one year. As described above, the process to sell Cosmed has now been ongoing for less than one year. Management continues to believe that the sale could be consummated within one year.

5. Sales price is reasonable in relation to current fair value. Management estimates that Cosmed is available for sale at a price that is reasonable in relation to its estimated current fair value. Management believes that the value of Cosmed presently is contained in its intellectual property (“IP”). The Company respectfully submits that its senior management team and Board are comprised of experienced professionals who have executed numerous major transactions over long and distinguished careers. Leadership understands and recognizes asset values, IP values, the market’s general approach to valuing such assets, and the market’s current valuation parameters for companies and assets including intellectual property.

6. Actions required to complete the Cosmed sale indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. The status quo is, has been, and continues to be to sell Cosmed. Only the Board is empowered to change the status quo, and the Board has not been asked to reconsider the decision to sell the business or its assets. Discussions with an interested potential buyer and others are ongoing.

Given these circumstances, management is in no position to speculate whether its plan for selling Cosmed might change and, if it did, whether a revised plan would be accepted by the Board. Management therefore concluded it was unlikely that any significant changes to the plan to sell Cosmed will be made or that the plan to sell Cosmed would be withdrawn.

*    *    *

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of Holdings, we hereby request that the effectiveness of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on Wednesday, November 27, 2013 at 10:00 a.m., Eastern Time, or as soon thereafter as practicable. Attached to this letter are statements of the senior executive officers of Holdings acknowledging (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel for Holdings and the Company, at 415-365-7448 or via email at mindick@crowell.com.

Sincerely,

/s/ Murray A. Indick

Murray A. Indick

cc: Kyle Ross and W. Christopher Manderson, Signature Group Holdings Enclosures

STATEMENT OF SGH HOLDCO, INC.

Each of the undersigned executive officers of SGH Holdco, Inc. (the “Company”) hereby acknowledges:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: November 25, 2013

/s/ Craig T. Bouchard Craig T. Bouchard, Chief Executive Officer and Chairman of the Board of Directors

/s/ Kyle Ross Kyle Ross, Executive Vice President and Chief Financial Officer